Rec'd 3/4/02
A+f 3/16/2002

TC 3111

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47808

RECD S.E.C.
MAR 4 2002
536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Frank Russell Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma (City) WA (State) 98402 (Zip Code)

CANDACE FOX
NOTARY PUBLIC
STATE OF WASHINGTON

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 591-2969
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

999 Third Avenue, Suite 1800, Seattle, WA 98104-4098
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frank Russell Capital Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

CANDACE FOSS
COMMISSION EXPIRES
NOTARY PUBLIC
6-19-05
STATE OF WASHINGTON

Candace Foss
Notary Public

Linda L. Gutmann
Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frank Russell Capital Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
999 Third Avenue, Suite 1800
Seattle WA 98104-4098
Telephone (206) 622 8700
Facsimile (206) 398 3660

Report of Independent Accountants

To the Board of Directors and Shareholder of
Frank Russell Capital Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Capital Inc. (the Company) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Frank Russell Capital Inc.
Statement of Financial Condition
December 31, 2001

ASSETS	
Assets:	
Cash and cash equivalents	$ 1,533,325
Accounts receivable	1,072,299
Investment (Note 2)	3,300
Total assets	$ 2,608,924
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 8,358
Due to affiliates	356,256
Total liabilities	364,614
Stockholder's equity:	
Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding	5
Additional paid-in capital	1,249,995
Retained earnings	994,310
Total stockholder's equity	2,244,310
Total liabilities and stockholder's equity	$ 2,608,924

Frank Russell Capital Inc.
Notes to Financial Statement

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business
Frank Russell Capital Inc. (the Company) is a wholly owned subsidiary of Frank Russell Company (FRC). The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company is a broker-dealer and investment advisor registered pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. The Company develops unique investment opportunities and other transaction-oriented financial services to large pools of capital on a global basis. The Company focuses on the creation of, and investment in, third party sponsored and internally managed alternative investment fund structures. Sponsored funds are created through a partnership with an external investment team that performs the majority of the investment evaluation and selection. Internal funds rely on the Company's personnel to evaluate and select investments. In addition, the Company provides fund administration services to its sponsored and internally managed funds.

Cash and cash equivalents
The Company considers all cash accounts and money market accounts with an original maturity of three months or less to be cash and cash equivalents.

Revenue recognition
Revenue is generated through management fees and recognized as earned.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investment

The Company acquired 300 warrants in 2000 from a non-public company (the Issuer) at $11 each. Each warrant allows the Company to acquire four shares of the Issuer's common stock, starting at the second anniversary of the Issuer's anticipated public offering, for an exercise price ranging from $13 to $16 per share. Since the public offering has not been completed and there is no ready market for these warrants, management is not able to determine the fair value of these warrants and, as such, is using the historical cost of the warrants as the reporting basis.

3. Related-Party Transactions

The Company reimburses FRC on a monthly basis for direct expenses and liabilities paid on its behalf by FRC. FRC allocates certain negotiated charges to the Company such as salaries, employee benefits, insurance and equipment depreciation. Total related amounts due and payable to FRC at December 31, 2001 were $356,099. However, FRC does not charge the Company for indirect expenses relating to corporate overhead.

The Company participates in a FRC profit-sharing retirement plan (the Plan) covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the FRC Board of Directors.

4. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,133,044, which was $1,108,736 in excess of the amount required of $24,308 and the ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the provisions of that Rule.

5. Concentration of Risk

At December 31, 2001, 88% of the accounts receivable balance was due from three clients, each representing more than 10% of total accounts receivable.